Chicken Soup for the Soul Entertainment, Inc. 132 E. Putnam Avenue, Floor 2 Cos Cob, Connecticut 06807 (203) 861-4000

July 11, 2017

Ms. Anne Nguyen Parker

Assistance Director

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Chicken Soup for the Soul Entertainment, Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed: July 10, 2017 File No.: 024-10704

Acceleration Request

Requested Date:       July 13, 2017

Requested Time:      5:15PM Eastern Time

Dear Ms. Parker:

Chicken Soup for the Soul Entertainment, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Brian L. Ross, who is an attorney with the Company’s outside legal counsel, Graubard Miller, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•    should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

July 11, 2017

•    the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

________________________________________

The Company requests that it be notified of such qualification by a telephone call to Brian L. Ross at (212) 818-8610 or email to him at: bross@graubard.com.

Sincerely,

CHICKEN SOUP FOR THE SOUL
ENTERTAINMENT, INC.

By:	/s/ William J. Rouhana, Jr.
Name:	William J. Rouhana, Jr.
Title:	Chief Executive Officer